UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Turquoise Hill Resources Ltd.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

900435108
 (CUSIP Number)

Matthew Halbower
Pentwater Capital Management LP
1001 10th Avenue South, Suite 216
Naples, FL 34102
239-384-9750

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 2, 2020
 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 900435108

1	NAMES OF REPORTING PERSONS
Pentwater Capital Management LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
182,904,585

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
182,904,585

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
182,904,585

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.09%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

(1)	Based on 2,012,314,469 common shares outstanding

CUSIP No. 900435108

1	NAMES OF REPORTING PERSONS
Crown Managed Accounts SPC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
999,465

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.05%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	Based on 2,012,314,469 common shares outstanding

CUSIP No. 900435108

1	NAMES OF REPORTING PERSONS
LMA SPC on behalf of MAP 98 Segregated Portfolio

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
792,131

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.04%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	Based on 2,012,314,469 common shares outstanding

CUSIP No. 900435108

1	NAMES OF REPORTING PERSONS
Investment Opportunities 3 SPC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
364,025

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.02%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	Based on 2,012,314,469 common shares outstanding

CUSIP No. 900435108

1	NAMES OF REPORTING PERSONS
Oceana Master Fund Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,078,500

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.15%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	Based on 2,012,314,469 common shares outstanding.

CUSIP No. 900435108

1	NAMES OF REPORTING PERSONS
Pentwater Equity Opportunities Master Fund Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,509,488

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.77%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	Based on 2,012,314,469 common shares outstanding.

CUSIP No. 900435108

1	NAMES OF REPORTING PERSONS
Pentwater Merger Arbitrage Master Fund Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
31,536,447

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.57%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	Based on 2,012,314,469 common shares outstanding.

CUSIP No. 900435108

1	NAMES OF REPORTING PERSONS
Pentwater Thanksgiving Fund LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
30,139,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.50%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	Based on 2,012,314,469 common shares outstanding.

CUSIP No. 900435108

1	NAMES OF REPORTING PERSONS
PWCM Master Fund Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
53,146,470

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.64%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	Based on 2,012,314,469 common shares outstanding.

CUSIP No. 900435108

1	NAMES OF REPORTING PERSONS
Pentwater Metric Merger Arbitrage Fund LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,856,499

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.19%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	Based on 2,012,314,469 common shares outstanding.

CUSIP No. 900435108

1	NAMES OF REPORTING PERSONS
Matthew Halbower

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
43,482,560

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.16%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)	Based on 2,012,314,469 common shares outstanding.

ITEM 1.	SECURITY AND ISSUER

This Schedule 13D relates to the Common Stock, without par value (the “Common Stock”), of Turquoise Hill Resources Ltd. (the “Issuer”), a Canadian company. The address of the principal executive offices of Issuer is Suite 3680 – 1 Place Ville Marie, Montreal, Quebec H3B 3P2, Canada.

ITEM 2.	IDENTITY AND BACKGROUND

(a), (f) This statement is being filed on behalf of Pentwater Capital Management LP, a Delaware limited partnership registered as an investment adviser with the U.S. Securities and Exchange Commission (“Pentwater Capital”),  Crown Managed Accounts SPC, an exempted company formed in the Cayman Islands (“CROWN”), Investment Opportunities 3 SPC, a segregated portfolio company formed in the Cayman Islands (“MALT”) ,LMA SPC on behalf of MAP 98 Segregated Portfolio, a segregated portfolio company formed in the Cayman Islands (“MAP”), Oceana Master Fund, Ltd., an exempted company formed in the Cayman Islands (“Oceana”), Pentwater Equity Opportunities Master Fund, Ltd., an exempted company formed in the Cayman Islands (“Pentwater Equity”), Pentwater Merger Arbitrage Master Fund, Ltd.,  an exempted company formed in the Cayman Islands (“PMAM”), Pentwater Thanksgiving Fund LP a limited partnership formed in the Cayman Islands (“PTHK”), PWCM Master Fund, Ltd., an exempted company formed in the Cayman Islands (“PWCM  Master”), Pentwater Metric Merger Arbitrage Fund LP, a limited partnership formed in the Cayman Islands (“PWMM”), and Matthew Halbower, chief executive officer of Pentwater Capital. Pentwater Capital, CROWN, MALT, MAP, Oceana, Pentwater Equity, PMAM, PTHK, PWCM Master, PWMM, and Matthew Halbower are collectively referred to herein as Reporting Persons.  CROWN, MALT, MAP, Oceana, Pentwater Equity, PMAM, PTHK, PWCM Master, and PWMM are collectively referred to herein as the Funds.

(b) The business address of the Reporting Persons is 1001 10th Avenue South, Suite 216, Naples, FL 34102.

(c)  The principal business of the Reporting Persons is investing for accounts under their management.  Pentwater Capital is the investment manager for the Funds.  Halbower Holdings Inc. is the general partner of Pentwater Capital, and Matthew Halbower is the chief executive officer and sole director of Halbower Holdings Inc.

(d) (e) During the last five years, neither the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any person listed on Exhibit A or named in this Item 2, has been (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The securities of the Issuer purchased by the Reporting Persons were purchased using the investment capital of the Reporting Persons’.  The shares of Common Stock owned by the Funds are held primarily in margin accounts maintained with brokers, which may extend margin credit as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and the brokers’ credit policies.  In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.  The Funds’ collective indebtedness in their margin accounts associated with their investments in securities of the Issuer was approximately $21,306,000 as of April 9, 2020. The aggregate purchase price for the 182,904,585 shares of Common Stock held by the Reporting Persons is approximately $292,425,543.

ITEM 4.	PURPOSE OF THE TRANSACTION

The Reporting Persons acquired the Shares for investment purposes.

On April 2, 2020, the Reporting Persons filed a proxy circular and gold proxy card and issued a letter (the “Letter”) to shareholders of the Issuer in connection with the Issuer’s upcoming annual meeting of shareholders (the “Annual Meeting”).  At the Annual Meeting, the Reporting Persons are seeking the support of the shareholders of the Issuer for (i) the election Matthew Halbower, Chief Executive Officer and Chief Investment Officer of Pentwater Capital, to the board of directors of the Issuer and (ii) the adoption of a shareholder proposal, which would provide minority shareholders of the Issuer with the exclusive right to nominate and elect three of seven directors to the board of directors of the Issuer.

The Reporting Persons may also propose or take one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D and may discuss such actions with the Issuer and the Issuer’s management and the board of directors, other shareholders of the Issuer and other interested parties.

The Reporting Persons intend to review its investments in the Issuer on a continuing basis. Depending on various factors and subject to the obligations described herein, including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the Issuer’s board of directors, price levels of common shares, other investment opportunities available to the Reporting Persons, concentration of positions in the portfolios managed by the Reporting Persons, market conditions and general economic and industry conditions, the Reporting Persons may take such actions with respect to its investments in the Issuer as it deem appropriate, including, without limitation, purchasing additional common shares or other financial instruments related to the Issuer or selling some or all of its beneficial or economic holdings, engaging in hedging or similar transactions with respect to the securities relating to the Issuer and/or otherwise changing its intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

ITEM 5.	INTEREST OF SECURITIES OF THE ISSUER.

(a) and (b) Each Reporting Person’s beneficial ownership of Common Stock on the date of this Schedule 13D is reflected on that Reporting Person’s cover page.  By virtue of his position with Pentwater Capital, Mr. Halbower has the sole power to vote the shares of Common Stock owned by the Reporting Persons.  Subject to restrictions, Mr. Halbower has the sole power to dispose of the shares of Common Stock owned by the Reporting Persons.

(c) The transactions in the class of securities reported on that were effected during the past 60 days on behalf of the Reporting Persons are set forth in Exhibit B and incorporated herein by reference.  Other than those transactions, there were no other such transactions by the Reporting Persons that were effected during the past 60 days.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock.

(e) Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The Reporting Persons has entered into cash-settled total return swap agreements with unaffiliated third party financial institutions. The swaps constitute economic exposure to 119,150,000 notional shares of Common Stock. The swaps do not give the Reporting Persons direct or indirect voting, investment or dispositive control over any securities of the Issuer and do not require the counterparty thereto to acquire, hold, vote or dispose of any securities of the Issuer. Accordingly, the Reporting Persons disclaim any beneficial ownership of any shares of Common Stock that may be referenced in the swap contracts or shares of Common Stock or other securities or financial instruments that may be held from time to time.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.	Description
1	Letter to Shareholders of Turquoise Hill Resources Ltd., dated April 2, 2020 is hereby incorporated and can be accessed through SEDAR at www.sedar.com and EDGAR at www.sec.gov

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 9, 2020

Pentwater Capital Management LP
By:	/s/ Matthew Halbower
Name: Matthew Halbower
Title: Chief Executive Officer

Crown Managed Accounts SPC
By:	Pentwater Capital Management LP, its investment manager

By:	Halbower Holdings, Inc., its general partner

	By:	/s/ Matthew C. Halbower
	Name:	Matthew C. Halbower
	Title:	Chief Executive Officer

LMA SPC for and on behalf of MAP 98 Segregated Portfolio

By:	Pentwater Capital Management LP, its investment manager

By:	Halbower Holdings, Inc., its general partner

	By:	/s/ Matthew C. Halbower
	Name:	Matthew C. Halbower
	Title:	Chief Executive Officer

Investment Opportunities 3 SPC
By:	Pentwater Capital Management LP, its investment manager

By:	Halbower Holdings, Inc., its general partner

	By:	/s/ Matthew C. Halbower
	Name:	Matthew C. Halbower
	Title:	Chief Executive Officer

Oceana Master Fund Ltd.
By:	Pentwater Capital Management LP, its investment manager

By:	Halbower Holdings, Inc., its general partner

	By:	/s/ Matthew C. Halbower
	Name:	Matthew C. Halbower
	Title:	Chief Executive Officer

Pentwater Equity Opportunities Master Fund Ltd.
By:	Pentwater Capital Management LP, its investment manager

By:	Halbower Holdings, Inc., its general partner

By:	/s/ Matthew C. Halbower
Name:	Matthew C. Halbower
Title:	Chief Executive Officer

Pentwater Merger Arbitrage Master Fund Ltd.
By:	Pentwater Capital Management LP, its investment manager

By:	Halbower Holdings, Inc., its general partner

By:	/s/ Matthew C. Halbower
Name:	Matthew C. Halbower
Title:	Chief Executive Officer

Pentwater Thanksgiving Fund LP
By:	Pentwater Capital Management LP, its investment manager

By:	Halbower Holdings, Inc., its general partner

	By:	/s/ Matthew C. Halbower
	Name:	Matthew C. Halbower
	Title:	Chief Executive Officer

PWCM Master Fund Ltd.
By:	Pentwater Capital Management LP, its investment manager

By:	Halbower Holdings, Inc., its general partner

By:	/s/ Matthew C. Halbower
Name:	Matthew C. Halbower
Title:	Chief Executive Officer

Pentwater Metric Merger Arbitrage Fund LP
By:	Pentwater Capital Management LP, its investment manager

By:	Halbower Holdings, Inc., its general partner

	By:	/s/ Matthew C. Halbower
	Name:	Matthew C. Halbower
	Title:	Chief Executive Officer

Matthew C. Halbower
By:	/s/ Matthew C. Halbower
Name:	Matthew C. Halbower
Title:	Chief Executive Officer

Exhibit A

Directors of

Pentwater Equity Opportunities Master Fund Ltd.
Pentwater Merger Arbitrage Master Fund Ltd.
PWCM Master Fund Ltd.

The name, business address, present principal occupation or employment and citizenship of the directors of the Funds listed above are set forth below.   The Funds have no executive officers.

Name	Present Principal Occupation	Citizenship	Residence or Business Address

David Zirin	Chief Operating Officer Pentwater Capital Management LP	United States	614 Davis Street Evanston, IL 60201

Christopher Bowring	Managing Director International Management Services Ltd.	United Kingdom	P.O. Box 61 George Town Grand Cayman KY1-1102 Cayman Islands

Geoff Ruddick	Director Paradigm Governance Partners Limited	Canada	One Capital Place, 3rd Floor 136 Shedden Road P.O. Box 677 Grand Cayman KY1-9006 Cayman Islands

Directors of Investment Opportunities 3 SPC

The name, business address, title, present principal occupation or employment and citizenship of the directors of   Investment Opportunities 3 SPC (“MALT”) are set forth below.
Name	Present Principal Occupation	Citizenship	Residence or Business Address

Karla Jocelyn Bodden	Executive Director Queensgate Bank & Trust Co. Ltd.	Cayman Islands	Queensgate Bank & Trust Co. Ltd, P.O. Box 30464 Harbour Place 5th Floor 103 South Church Street Grand Cayman Cayman Islands KY-1202

Carol Reynolds	Executive Director Queensgate Bank & Trust Co. Ltd.	Ireland Cayman Islands United Kingdom	Queensgate Bank & Trust Co. Ltd, P.O. Box 30464 Harbour Place 5th Floor 103 South Church Street Grand Cayman Cayman Islands KY-1202

Directors of Crown Managed Accounts SPC

The name, business address, present principal occupation or employment and citizenship of the directors of Crown Managed Accounts SPC (“CROWN”) are set forth below.

Name	Present Principal Occupation	Citizenship	Residence or Business Address

Gähwiler, Urs	General Counsel LGT Capital Partners Ltd.	Swiss	Herrengasse 12, FL-9490 Vaduz Liechtenstein

Gauch, Roger	Managing Partner LGT Capital Partners Ltd.	Swiss	Herrengasse 12, FL-9490 Vaduz Liechtenstein

Kirkconnell, Stacey-Ann	Consultant LGT Capital Partners Ltd.	British Overseas Territories	Grand Pavillion Commercial Center, 1st Floor 802 West Bay Road Grand Cayman KY1-1207 Cayman Islands

Stainrod, Darren	Consultant LGT Capital Partners Ltd.	United Kingdom	Fidelity Financial Center 3rd Floor Grand Cayman KY1-1105 Cayman Islands

Directors of Oceana Master Fund Ltd.

The name, business address, present principal occupation or employment and citizenship of the directors of Oceana Master Fund Ltd. (“Oceana”), are set forth below.

Name	Present Principal Occupation	Citizenship	Residence or Business Address

David Zirin	Chief Operating Officer Pentwater Capital Management LP	United States	614 Davis Street Evanston, IL 60201

Dennis Hunter	Managing Director Queensgate Bank & Trust Co. Ltd.	Great Britain and Cayman Islands	Queensgate Bank & Trust Co. Ltd, P.O. Box 30464 Harbour Place 5th Floor 103 South Church Street Grand Cayman Cayman Islands KY-1202

Karla Jocelyn Bodden	Executive Director Queensgate Bank & Trust Co. Ltd.	Cayman Islands	Queensgate Bank & Trust Co. Ltd, P.O. Box 30464 Harbour Place 5th Floor 103 South Church Street Grand Cayman Cayman Islands KY-1202

Directors of LMA SPC on behalf of MAP 98 Segregated Portfolio

The name, business address, present principal occupation or employment and citizenship of the directors of LMA SPC on behalf of MAP98 Segregated Portfolio (“MAP”), are set forth below.

Name	Present Principal Occupation	Citizenship	Residence or Business Address

J. Scott Perkins	Executive Managing Director Lighthouse Investment Partners LLC	United States	Lighthouse Investment Partners, LLC 3801 PGA Blvd., Suite 500 Palm Beach Gardens, FL 33410

Robert P. Swan III	Chief Operating Officer Lighthouse Investment Partners LLC	United States	Lighthouse Investment Partners, LLC 3801 PGA Blvd., Suite 500 Palm Beach Gardens, FL 33410

Sean G. McGould	Executive Managing Director Lighthouse Investment Partners LLC	United States	Lighthouse Investment Partners, LLC 3801 PGA Blvd., Suite 500 Palm Beach Gardens, FL 33410

Exhibit B

Transactions in the shares of the Issuer During the Past 60 Days

For account of Pentwater Merger Arbitrage Master Fund Ltd.

Date	Buy/Sell	Number of shares of Common Stock	Price ($)
2/18/2020	Buy	40,000	0.59
2/19/2020	Buy	11,500	0.60
2/19/2020	Buy	78,500	0.61
2/20/2020	Buy	90,000	0.60
2/21/2020	Buy	50,000	0.58
2/24/2020	Buy	18,500	0.54
2/25/2020	Sell	8,650	0.55
2/25/2020	Buy	8,650	0.54

For account of Pentwater Metric Merger Arbitrage Fund LP

Date	Buy/Sell	Number of shares of Common Stock	Price ($)
2/14/2020	Buy	20,000	0.61
2/18/2020	Buy	40,000	0.59
2/18/2020	Buy	160,000	0.56
2/19/2020	Buy	11,500	0.60
2/19/2020	Buy	78,500	0.61
2/20/2020	Buy	90,000	0.60
2/21/2020	Buy	50,000	0.58
2/24/2020	Buy	18,500	0.54
2/25/2020	Sell	8,650	0.55
2/25/2020	Buy	8,650	0.54

For account of LMA SPC for and on behalf of MAP 98 Segregated Portfolio

Date	Buy/Sell	Number of shares of Common Stock	Price ($)
3/16/2020	Sell	149,499	0.41
3/16/2020	Sell	20,818	0.41
3/17/2020	Sell	352,620	0.39
3/18/2020	Sell	37,600	0.35
3/23/2020	Sell	48,476	0.35
3/24/2020	Sell	18,846	0.36
3/25/2020	Sell	25,382	0.41

For account of PWCM Master Fund Ltd

Date	Buy/Sell	Number of shares of Common Stock	Price ($)
3/23/2020	Sell	333,490	0.35
3/24/2020	Sell	129,651	0.36
3/25/2020	Sell	174,618	0.41

For account of Investment Opportunities 3 SPC

Date	Buy/Sell	Number of shares of Common Stock	Price ($)
3/18/2020	Sell	14,275	0.35